Filed Pursuant to Rule 433
Registration No. 333-131369

Subject to Completion

Preliminary Term Sheet dated July 29, 2008

Units
Accelerated Return Notes[SM]
Linked to the Nasdaq-100® Index Due October , 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 177

*Expected Pricing Date**	*August , 2008*
*Settlement Date**	*September , 2008*
*Maturity Date**	*October , 2009*
CUSIP No.	

AB Svensk Exportkredit (Swedish Export Credit Corporation)

Accelerated Return Notes[SM]

- *3-to-1 upside exposure, subject to a cap of 18% to 22%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in August or September 2008, the settlement date may occur in August or September 2008 and the maturity date may occur in October or November 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“The Nasdaq-100®”, “Nasdaq-100 Index®” and “Nasdaq®” are trade or service marks of The Nasdaq Stock Market, Inc. and have been licensed for use by SEK.

Merrill Lynch & Co.

August     , 2008

Summary

The Accelerated Return NotesSM Linked to the Nasdaq-100® Index due October     , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Nasdaq-100® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 20%, the midpoint of the range of 18% and 22%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 1,843.87, the closing level of the Index on July 16, 2008, and a hypothetical Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,843.87

Hypothetical Ending Value:  1,475.10

$10 ×	(1,475.10)	= $8.00
1,843.87

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,843.87

Hypothetical Ending Value:  1,880.75

$10 +	($30 ×	(1,880.75 – 1,843.87))	= $10.60
1,843.87

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,843.87

Hypothetical Ending Value:  2,212.64

$10 +	($30 ×	(2,212.64 – 1,843.87))	= $16.00
1,843.87

Payment at maturity (per unit) = $12.00        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 1,843.87 (the closing level of the Index on July 16, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.550% per annum, as more fully described below.

The table below assumes a hypothetical Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
921.94	-50.00%	$5.00	-50.00%	-51.40%	-50.74%
1,106.32	-40.00%	$6.00	-40.00%	-39.32%	-38.70%
1,290.71	-30.00%	$7.00	-30.00%	-28.35%	-27.75%
1,475.10	-20.00%	$8.00	-20.00%	-18.24%	-17.66%
1,659.48	-10.00%	$9.00	-10.00%	-8.83%	-8.27%
1,696.36	-8.00%	$9.20	-8.00%	-7.02%	-6.46%
1,733.24	-6.00%	$9.40	-6.00%	-5.23%	-4.68%
1,770.12	-4.00%	$9.60	-4.00%	-3.47%	-2.91%
1,806.99	-2.00%	$9.80	-2.00%	-1.72%	-1.17%
1,843.87 (3)	0.00%	$10.00	0.00%	0.00%	0.55%
1,880.75	2.00%	$10.60	6.00%	5.06%	2.25%
1,917.62	4.00%	$11.20	12.00%	9.95%	3.94%
1,954.50	6.00%	$11.80	18.00%	14.70%	5.60%
1,991.38	8.00%	$12.00 (4)	20.00%	16.25%	7.25%
2,028.26	10.00%	$12.00	20.00%	16.25%	8.88%
2,212.64	20.00%	$12.00	20.00%	16.25%	16.79%
2,397.03	30.00%	$12.00	20.00%	16.25%	24.33%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 17, 2008 to September 17, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 0.550% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on July 16, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.00 (the midpoint of the range of $11.80 and $12.20).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch and its affiliates may do business with underlying companies.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 18% and 22%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Stock Market (“Nasdaq”). The Index is currently calculated and published by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”). The Index includes companies across a variety of major industry groups. As of July 22, 2008 the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: technology (38.38%); consumer services (23.23%); health care (15.15%); industrials (13.13%); telecommunications (5.05%); consumer goods (3.03%) and basic materials (2.02%). The identity and capitalization weightings of the five largest companies represented in the Index as of July 22, 2008, were as follows: Apple Inc. (13.06%); QUALCOMM Incorporated (5.64%); Microsoft Corporation (5.25%); Google Inc. (4.34%) and Research in Motion Limited (4.14%).

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nasdaq as stated in these sources and these policies are subject to change at the discretion of Nasdaq. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nasdaq-100 Index or any successor index.

Computation of the Index

The Index is a modified market capitalization-weighted index. The value of the Index equals the aggregate value of the Index share weights, also known as the “Index Shares”, of each of the Index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on Nasdaq), and divided by the Divisor of the Index. The Divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for Index reporting purposes. If trading in an Index security is halted while the market is open, the last traded price for that security is used for all index computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used. The Index began on January 31, 1985 at a base value of 125.00, as adjusted.

The formula for Index value is as follows:

Aggregate Adjusted Market Value/Divisor

The Index is ordinarily calculated without regard to cash dividends on Index securities.

The Index is calculated during the trading day and is disseminated every 15 seconds from 09:30:15 to 17:16:00 ET through the Nasdaq Index Dissemination ServicesSM (“NIDSSM”). The closing value of the Index may change up until 17:15:00 ET due to corrections to the last sale price of the Index securities.

Underlying Stock Eligibility Criteria

Index eligibility is limited to specific security types only. The security types eligible for the Index include foreign or domestic common stocks, ordinary shares, ADRs, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units and other derivative securities. The Index does not contain securities of investment companies.

Initial Eligibility Criteria*

To be eligible for initial inclusion in the Index, a security must be listed on the Nasdaq and meet the following criteria:

▪

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

▪	the security must be of a non-financial company;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the security must have an average daily trading volume of at least 200,000 shares;

▪

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

▪	only one class of security per issuer is allowed;

▪	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

▪

the issuer of the security must have “seasoned” on Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

▪

if the security would otherwise qualify to be in the top 25% of the securities included in the Index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

* For the purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Continued Eligibility Criteria*

In addition, to be eligible for continued inclusion in the Index the following criteria apply:

▪

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

▪	the security must be of a non-financial company;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the security must have an average daily trading volume of at least 200,000 shares (measured annually during the ranking review process);

▪

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

▪

the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month- end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the Index effective after the close of trading on the third Friday of the following month; and

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

* For the purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

These Index eligibility criteria may be revised from time to time by the Nasdaq without regard to any issue of Notes.

Ranking Review

Except under extraordinary circumstances that may result in an interim evaluation, Index composition is reviewed on an annual basis as follows (such evaluation is referred to herein as the “Ranking Review”). Securities listed on The Nasdaq Stock Market which meet the applicable eligibility criteria (above) are ranked by market value. Index-eligible securities which are already in the Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index that have the largest market capitalization. The data used in the ranking includes end of October NASDAQ market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is determined by Nasdaq to become ineligible for continued inclusion in the Index based on the Continued Eligibility Criteria (above), the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Initial Index eligibility criteria listed above.

Index Maintenance

Changes in the price and/or Index Shares driven by corporate events such as stock dividends, splits, and certain spin-offs and rights issuance will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within ten (10) days of such action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The Index Shares are derived from the security’s total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the case of a special cash dividend, Nasdaq will determine on an individual basis whether to make a change to the price and/or shares of an Index security in accordance with its Index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date.

Ordinarily, whenever there is a change in Index Shares, a change in an Index security or a change to the price of an Index security due to spin-off, rights issuances or special cash dividends, the Divisor is adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the Index effective date.

The Divisor is determined as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

Index Rebalancing

On a quarterly basis coinciding with the quarterly scheduled Index Share adjustment procedures, the Index will be rebalanced if it is determined that: (1) the current weight of the single largest market capitalization Index security is greater than 24.0% and (2) the “collective weight” of those Index securities whose individual current weights are in excess of 4.5%, when added together, exceed 48.0% of the Index. In addition, a special rebalancing of the Index may be conducted at any time if it is determined necessary to maintain the integrity of the Index.

If either one or both of these weight distribution requirements are met upon quarterly review or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Index security exceeds 24.0%, then the weights of all Large Stocks (those greater than 1%) will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the “collective weight,” so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that the smaller the Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each Index security are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the first Friday in March, June, September, and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and an adjustment to the Divisor will be made to ensure continuity of the Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Index share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by applying the above procedure to the actual current market capitalization of the Index components. In such instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

In administering the Index, Nasdaq will exercise reasonable discretion as it deems appropriate.

License Agreement

Nasdaq and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use the Nasdaq-100 Index in connection with certain securities, including the Notes. The license agreement between Nasdaq and SEK provides that the following language must be stated in this document.

“The Notes are not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates) (NASDAQ OMX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to AB Svensk Exportkredit (“Licensee”) is in the licensing of the Nasdaq®, OMXTM, Nasdaq-100®, and Nasdaq-100 Index® trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by NASDAQ OMX without regard to Licensee or the Notes. NASDAQ OMX has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index® or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the Notes, or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.”

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through June 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On July 16, 2008, the closing level of the Index was 1,843.87.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, each dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.